

December 21, 2011

<u>Via E-mail</u>
Randy Edgerton
Chief Financial Officer
EC Development, Inc. (f/k/a eNucleus, Inc.)
23 E. 9th Street, Suite 229
Shawnee, Oklahoma, 74801

> **Re:** **EC Development, Inc. (f/k/a eNucleus, Inc.)**
> **Form 10-12G**
> **Filed November 23, 2011**
> **File No. 000-14039**

Dear Mr. Edgerton:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 17, 2011, which related to your Form 10 filing on September 19, 2011. You provided us with a response letter dated November 4, 2011, and amended your Form 10 on November 14, 2011; your Form 10 was then subsequently withdrawn on November 16, 2011.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Market and Competition</u>

<u>Market, page 18</u>

1.   We refer to prior comment 6. While you have submitted the third-party reports via EDGAR, we note that you did not submit these materials in the manner requested (i.e. marked or highlighted to show the information from the report that is referenced in your document and with cross-references to the pages in your document where such information is cited.) Please supplementally provide copies of these materials.

<u>Item 1A. Risk Factors, page 21</u>

<u>General</u>

2.   We refer to prior comment 7. Please revise your document so that each risk factor heading adequately describes the related risk. See Item 503(c) of Regulation S-K. Your

risk factor headings and related disclosure should not present risks that could apply to any issuer or any offering, but should explain how the risk could affect your operations.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Liquidity, page 38

3.   Revise to include a discussion regarding the company's liquidity as of September 30, 2011 pursuant to Item 303(b) of Regulation S-K.

4.   We refer to prior comment 11. Please tell us whether any of the five executed contracts that relate to pending installations are material to your operations. In this regard, we note that you anticipate realizing approximately $3 million over the next 12 months. We further note that you report revenues of approximately $1.7 million for the fiscal year ended December 31, 2010.

5.   We note your response to prior comment 12 in which you state that you will amend the Form 10-12G to insert a table that reflects the backlog of contracts and how it will impact your results going forward. We see no such table in the Form 10-12G filed November 23, 2011, however, we note your revised liquidity disclosure on page 38 where you indicate that the company currently has five executed contracts pending installations with a total contract value of $13,322,269, which you anticipate will be realized over 36 months. Tell us and revise to clarify whether this disclosure is meant to represent the total amount of the company's backlog pursuant to Item 101(c)(1)(viii) of Regulation S-K. If this disclosure is intended to represent your firm commitment orders, please explain further your statement that no assurance can be given that the company will realize all of these anticipated revenues. In this regard, tell us when you entered into these arrangements, explain the terms of such arrangements, and clarify how you determined that they represent potential future revenues.

6.   We also note your disclosure on page 38 where you indicate that the company anticipates realizing $3.0 million over the next 12 months from your pending installation contracts. Please reconcile this information to the significant decline in your revenues for the nine months ended September 30, 2011. To the extent that you have not yet recognized the anticipated revenues from your executed contracts then explain further your assertions that the company believes you have sufficient funds to meet your operating requirements for the next twelve months or revise your disclosures accordingly.

Contractual Obligations, page 39

7.   We note your response and revised disclosures with regards to our prior comment 13. As previously requested, please explain, in detail, and revise to disclose the terms of the distributions due to LLC members and tell us why the LLC committed to make such

preferred distributions. In addition, you disclose that the distributions are required until such time as a registration statement is filed. Please clarify whether the initial filing of the Form 10-12G on September 19, 2011 satisfied this requirement and tell us whether any additional amounts, in excess of the $119,811 due at September 30, 2011, are expected to be paid and/or accrued with regards to this commitment.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 40

8.   We note your revisions made in response to prior comment 16. You state in footnote 3 to your beneficial ownership table that the number of shares reportedly owned includes shares that may be acquired upon the exercise of stock options within 60 days of November 14, 2011. Please confirm, if true, that the amount of securities reported in your beneficial ownership table also includes the rights to acquire your securities through the exercise of warrants and/or rights as well. See Exchange Act Rule 13d-3(d)(1)(i).

Item 6. Executive Compensation

Summary Compensation Table, page 42

9.   Please revise your summary compensation table so that it is in the form set forth in Item 402(n) of Regulation S-K. See Item 6 of Form 10.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 43

10.   We refer to prior comment 20. Please provide the disclosure required by Item 404 of Regulation S-K as it relates to the related party transactions discussed. For example, you should include the outstanding principal of any loans payable as of the most practicable date, applicable interest rates and payment terms. Also, disclose the principal amount due and accrued interest on the notes payable that were settled in connection with the merger with Techrescue LLC on the date of the settlement.

Item 9. Market Price of and dividends on the Registrant's Common Equity and Related Stockholder Matters

Dividends, page 44

11.   You state that you are currently obligated "to make certain payments to a premerger member of LLC for a required distribution." Please revise to clearly identify the entity "LLC" and the "premerger member." In addition, you should disclose the material terms of any agreement that require you to make these payments and file such agreement as an exhibit.

Item 10. Recent Sales of Unregistered Securities, page 44

12.   We refer to your response to prior comment 21. Please be advised that upon your filing of the Forms D relating to the unregistered sales of your securities, we may have further comment.

Item 15. Financial Statements and Exhibits, page 46

13.   We note your response to prior comment 22. While you have advised supplementally that you would include any agreements relating to the loan payable to Techrescue LLC as exhibits to your filing, your index of exhibits does not list any such agreements. Please advise.

Note 5. Intangible Asset – Software, page F-9

14.   You state in your response to prior comment 26 that the company's original intent was to repay the $10.0 million related-party note payable based on cash flows from operations or upon a change of ownership.   As it appears the LLC had cash flows from operations prior to the reverse acquisition, tell us why payments were never made on the note. In addition, your response addresses your accounting for the intangible asset upon consummation of the reverse acquisition. Tell us the specific accounting guidance relied upon by the LLC when initially accounting for this transaction in 2007.

15.   In your response to prior comment 26, you indicate that the cash flows from one specific signed agreement are anticipated to be more than "enough to support the carrying value of this intangible asset and would meet the revenue recognition criteria, except for the installation of the software."   Please describe the terms of this agreement and clarify how such agreement supports your conclusions. Also, considering the apparent significance of this contract, tell us your consideration to include a discussion of this arrangement and the expected impact on your future operations in MD&A.

16.   As previously requested in our prior comment 27, please describe the methodologies and significant assumptions used in your impairment analysis for the software intangible asset.   In this regard, provide a recap of the significant assumptions used in your discounted cash flow analysis and ensure you provide quantitative information such as growth rates, discount rates, etc. In addition, tell us how you determined that a five year discounted cash flow analysis supports the remaining 7.5 year useful life of this asset. Also, further explain how you determined reliance on your discounted cash flow analysis was reasonable in light of your disclosure on page 32, which indicates that you are unable to accurately forecast your revenues and that no assurances can be made that you will become profitable or provide positive cash flows.

Note 11. Subsequent Events

Warrant, page F-13

17.   Please explain further the terms of the warrant issued during fiscal 2011. In this regard, your disclosures on page F-13 indicate that you received $757,500 from the sale of such warrants; however, your cash flow statement shows proceeds of $698,600. Tell us whether these warrants were sold to related parties or unrelated third parties. Also, please describe further the exercise and adjustment provisions for these warrants and tell us how you considered such provisions in your accounting for such warrants. In addition, tell us your consideration to include the warrant agreement as an Exhibit to your registration statements pursuant to Item 601 of Regulation S-K.

Exhibit 23.1

18.   Please ensure that the consent of your independent accountants filed with your next amendment includes the city and state where issued.

        You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3735 with any other questions.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs

                                                Barbara C. Jacobs
                                                Assistant Director

cc: Via E-mail
        Steven Talbot, Esq.